UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number:

Vantage Corp

(Registrant’s Name)

#07-07, Level 7, 51 Cuppage Road

Singapore 229469

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Vantage Corp Reports Financial Results for the First Half Fiscal 2026 Ended September 30, 2025

Vantage Corp (the “Company”) (NYSE American: VNTG), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, today reports financial and operational results for the first six months of fiscal 2026 ended September 30, 2025.

The Company issued a press release relating to the above matters on January 20, 2026, a copy of which is set forth in Exhibit 99.1, which is being furnished herewith.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated January 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantage Corp

Date: January 20, 2026	By:	/s/ Andresian D’Rozario
	Name:	Andresian D’Rozario
	Title:	Chief Executive Officer and Director